



MR. MOMO
Coconut Masala Sauce
MR. MOMO
Garlic Chili
MR. MOMO
Fire Roasted Tomato Sauce

M O M O

Yadav Events & Food Services LLC (DBA Mr. Momo) Small Business Bond™

Bond Terms:

Bond Yield: 7.00%
Target Raise Amount: $250,000
Offering End Date: October 24, 2022
Repayment Period: 5 years (60 months)
Minimum Raise Amount: $50,000

Company Details:

Name: Yadav Events & Food Services LLC
Founded: January 2, 2019
Address: 1533 W Elliot Rd., Suite 101
Gilbert, AZ 85233
Industry: Mobile Food Services
Employees: 5
Website: https://mrmomoaz.com/

Use of Funds Allocation:

If the maximum raise is met:

$90,000 (36.00%) - of the proceeds will go towards equipment
$75,000 (30.00%) - of the proceeds will go towards an additional food truck
$46,250 (18.50%) - of the proceeds will go towards marketing
$30,000 (12.00%) - of the proceeds will go towards working capital
$8,750 (3.50%) - of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 4,593 Followers



S M B X



Business Metrics:

	FY20	FY21	YTD 8/31/2022
Total Assets	$39,356	$100,583	$109,600
Cash & Cash Equivalents	$10,050	$45,307	$8,599
Accounts Receivable	$0	$0	$200
Short-term Debt	$27,099	$28,033	$23,054
Long-term Debt	$0	$0	$79,072
Revenue	$68,731	$104,076	$184,903
Cost of Goods Sold	$23,757	$30,641	$60,512
Taxes	$0	$0	$0
Net Income	$9,171	$35,293	-$66,596

Recognition:

Yadav Events & Food Services LLC (DBA Mr. Momo) has quickly gained a following of devoted "momotarians," winning Best Food Truck in 2019 and Best Dumplings of the Valley and Best New Chef of the Valley in 2020. They then opened a restaurant in January 2020, but COVID – and a restaurant fire – quickly shut their doors again.

About:

Yadav Events & Food Services LLC (DBA Mr. Momo) is an Arizona-based food truck and small kitchen expanding into their own brick and mortar. In 2007, founder (and original momotarian) Subash Yadav moved to America to study medicine. Soon, he missed his favorite Nepali flavors from home: especially the momo. So, he decided to merge his passion for cooking with a devotion to health and brought Mr. Momo to life in 2019.

For more information, contact our Customer Support Team at support@thesmbx.com

